April 15, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

       Re: Apex 11 Inc.
           Registration Statement on Form 10-12G/A
           Amended on April 10, 2019
           File no. 000-54964

Dear Mr. Iarocci:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G/A, filed on April 10, 2019

Report of Independent Registered Public Accounting Firm, page F-20

1. We note you indicate on page F-20 that the report of the independent registered public accounting firm on your interim financial statements is "To Come." Please confirm to us, if true, that your financial statements for the nine months ended September 30, 2018 and
      2017 have been reviewed by your auditor and as indicated, provide the auditor's report in your amended filing. Refer to Rule 8-03 of Regulation S-X.
General

2. You were required to file an annual report for the fiscal year ended 12/31/18 no later than
      March 31, 2019. Please advise us when you intend to file your annual report on Form 10-
      K. Refer to Rule 13a-1 of the Exchange Act, and the Instructions to Form 10-K.
 Anthony Iarocci
Apex11 Inc.
April 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or
Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer,
Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony Iarocci
                                                           Division of
Corporation Finance
Comapany NameApex11 Inc.
                                                           Office of
Telecommunications
April 15, 2019 Page 2
cc:       Elaine Dowling
FirstName LastName